UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                Schedule 13D

              Under the Securities Exchange Act of 1934
                     (Amendment No.     )*


                           AN-CON GENETICS, INC.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)


                                  032347205
                               (CUSIP Number)

          Mr. Gregory Konesky                Irwin A. Kishner, Esq.
          3 Rolling Hill Road                Herrick, Feinstein LLP
          Hampton Bays, New York  11946      2 Park Avenue
          Tel.: (516) 728-4164               New York, New York 10016
                                             (212) 592-1400

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                             February 9, 1998
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

                         Page 1 of 5 Pages

CUSIP NO.  032347205        13D                  Page 2 of 5 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GREGORY KONESKY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                              (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER
          750,000 shares of Common Stock

     8    SHARED VOTING POWER
          None

     9    SOLE DISPOSITIVE POWER

          750,000 shares of Common Stock

     10   SHARED DISPOSITIVE POWER
          None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     750,000 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6%

14   TYPE OF REPORTING PERSON*
     IN

           * SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                Page 2 of 5 Pages


                          PART II TO SCHEDULE 13D
Item
1.   Security and Issuer

          Shares of Common Stock

          An-Con Genetics, Inc.
          One Huntington Quadrangle
          Suite 1N11
          Melville, New York  11747
          (hereinafter, the "Issuer")

Item 2.   Identity and Background

     (1)  (a)  Name:  Gregory Konesky

          (b)  3 Rolling Hill Road
               Hampton Bays, New York  11946

          (c)  Sole practitioner as a technology consultant, 3
               Rolling Hill Road, Hampton Bays, New York 11946

          (d)  Information required by Item 2(d):  None.

          (e)  Information required by Item 2(e):  None.

          (f)  United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

               Mr. Konesky acquired the securities in accordance with the terms and provisions of the Securities Exchange Agreement described in Item 5(a). The securities were exchanged for a $750,000 aggregate principal amount convertible debenture issued by BSD Development Beta Corporation ("BSD") which was convertible into 75 shares of the common stock of BSD subject to the terms and conditions thereof.

Item 4.   Purpose of Transaction

          (a)  The shares of common stock of the Issuer ("Common
               Stock") were acquired with a view to the short-term resale of such shares of Common Stock.

               Immediately following the consummation of the securities exchange described in Item 5 (a), BSD became a wholly owned subsidiary of the Issuer. At such time the assets of BSD included certain equipment, licensing arrangements and other intangible rights, cash in the amount of $250,000, and a $750,000 aggregate principal amount promissory note due May 10, 1998.

          (b)-(j) The undersigned has no plans or proposals which would result in any of the actions enumerated in
                    Item 4(b) through (j) of Schedule 13D.

                           Page 3 of 5 Pages

Item 5.   Interest in Securities of the Issuer

          (a) Gregory Konesky ("Konesky") on February 9, 1998 acquired 750,000 shares of Common Stock of the Issuer, representing approximately 5.6% of such class of securities of the Issuer. The acquisition of such Common Stock by Konesky was pursuant to the terms and conditions of the Securities Exchange Agreement, executed and delivered on February 9, 1998 among the Issuer and Konesky and other security holders of BSD. Konesky acquired the common stock of the Issuer by exchanging a $750,000 aggregate principal amount convertible debenture which was convertible into 75 shares of the common stock of BSD subject to the terms and conditions thereof. The exchange was consummated in New York, New York.

          (b) Konesky has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common
               Stock.

          (c)  None.

          (d)  None.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The shares of Common Stock of the Issuer are subject to a Registration Rights Agreement dated February 9, 1998 among the
Issuer, Konesky and other stockholders of the Issuer.

          Konesky has agreed that until February 8, 1999 he will vote all shares of the common stock of the Issuer which are registered in his name in accordance with the written instructions of a majority of the Board of Directors of the Issuer or pursuant to its order.

          The shares of common stock of the Issuer are not registered under the Securities Act of 1933, as amended, and are subject to certain transfer restrictions by the Issuer and applicable law.


Item 7.   Materials to be Filed as Exhibits

          None.

                             Page 4 of 5 Pages

                           SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        February 19, 1998             /s/ Gregory Konesky
        Date                          Signature
                                      Gregory Konesky


                             Page 5 of 5 Pages